August 12, 2025

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
1441 Broadway , Suite 5116
New York , NY 10018

       Re: Ideanomics, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           File No 1-35561
Dear Alfred Poor:

       We issued comments on the above captioned filing on July 29, 2024. On July 22,
2025, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing